File No. 70-9557

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 1
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

       ALABAMA POWER COMPANY            SOUTHERN COMMUNICATIONS SERVICES, INC.
       600 North 18th Street             5555 Glenridge Connector, Suite 500
     Birmingham, Alabama 35291                  Atlanta, Georgia 30342


       GEORGIA POWER COMPANY           SOUTHERN COMPANY ENERGY SOLUTIONS, INC.
  241 Ralph McGill Boulevard, N.E.         241 Ralph McGill Boulevard, N.E.
       Atlanta, Georgia 30308                   Atlanta, Georgia 30308

         GULF POWER COMPANY                SOUTHERN COMPANY SERVICES, INC.
          One Energy Place                 241 Ralph McGill Boulevard, N.E.
      Pensacola, Florida 32520                  Atlanta, Georgia 30308

     MISSISSIPPI POWER COMPANY             SOUTHERN ENERGY RESOURCES, INC.
          2992 West Beach                   900 Ashwood Parkway, Suite 500
    Gulfport, Mississippi 39501                 Atlanta, Georgia 30338

SAVANNAH ELECTRIC AND POWER COMPANY    SOUTHERN NUCLEAR OPERATING COMPANY, INC.
        600 East Bay Street                  40 Inverness Center Parkway
      Savannah, Georgia 31401                 Birmingham, Alabama 35242

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

       William E. Zales, Jr., Vice             Tommy Chisholm, Secretary
    President and Corporate Secretary    Southern Communications Services, Inc.
         Alabama Power Company           5555 Glenridge Connector, Suite 500
         600 North 18th Street                  Atlanta, Georgia 30342
       Birmingham, Alabama 35291

    Judy M. Anderson, Vice President          Tommy Chisholm, Secretary
        and Corporate Secretary        Southern Company Energy Solutions, Inc.
         Georgia Power Company             241 Ralph McGill Boulevard, N.E.
    241 Ralph McGill Boulevard, N.E.            Atlanta, Georgia 30308
         Atlanta, Georgia 30308

       Warren E. Tate, Secretary            Tommy Chisholm, Vice President
             and Treasurer                          and Secretary
           Gulf Power Company              Southern Company Services, Inc.
            One Energy Place               241 Ralph McGill Boulevard, N.E.
        Pensacola, Florida 32520                Atlanta, Georgia 30308

  Michael W. Southern, Vice President,      Tommy Chisholm, Vice President
         Chief Financial Officer,                   and Secretary
         Secretary and Treasurer            Southern Energy Resources, Inc.
            2992 West Beach               900 Ashwood Parkway, Suite 500
       Gulfport, Mississippi 39501              Atlanta, Georgia 30338

    Kirby R. Willis, Vice President,   Sherry A. Mitchell, Corporate Secretary
 Treasurer and Chief Financial Officer Southern Nuclear Operating Company, Inc.
  Savannah Electric and Power Company        40 Inverness Center Parkway
          600 East Bay Street                 Birmingham, Alabama 35242
        Savannah, Georgia 31401

                   (Names and addresses of agents for service)

            The Commission is requested to mail signed copies of all
                     orders, notices and communications to:

     W. L. Westbrook                                John D. McLanahan
 Financial Vice President                          Troutman Sanders LLP
   The Southern Company                         600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                              Suite 5200
  Atlanta, Georgia 30303                       Atlanta, Georgia 30308-2216

                              INFORMATION REQUIRED


Item 1 is hereby amended and restated in its entirety as follows:
Item 1.         Description of Proposed Transactions.
                1.1 Summary. The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes to issue and sell up to 60,000,000 additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission (the "SIP Stock"), pursuant to its Southern Investment Plan (the "SIP"), up to 25,000,000 additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission (the "ESP Stock"), pursuant to The Southern Company Employee Savings Plan (the "Savings Plan") and up to 3,000,000 additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission (the "ESOP Stock"), in order to provide common stock to fund The Southern Company Employee Stock Ownership Plan (the "ESOP"). It is proposed that the SIP Stock, the ESP Stock and the ESOP Stock (collectively, the "Plan Stock") will be issued and sold from time to time on or prior to September 30, 2004.
                1.2 Southern Investment Plan. The SIP provides shareholders of record of Southern's common stock with a means of purchasing additional shares through the reinvestment of cash dividends and/or through optional cash payments. In addition, the SIP has a direct purchase feature that enables other eligible investors to become participants by making initial cash payments for the purchase of common stock. Participants may acquire additional shares of common stock by reinvesting all or a portion of their dividends and by making optional cash payments of not less than $25 per payment and not more than $150,000 per calendar year.
                Shares of common stock are purchased under the SIP, at the option of Southern, from newly issued shares or shares purchased on the open market.
                The price per share for shares purchased on the open market will be the weighted average price paid to acquire the shares, excluding broker commissions. The price per share for shares purchased from Southern with dividends will be equal to the average of the high and low sale prices on the dividend payment date. For shares purchased from Southern with cash payments, the price per share will be equal to the average of the high and low sale prices on the 10th or 25th of the month, as applicable.
                When shares are purchased from Southern and the common stock is not traded on the New York Stock Exchange on the days specified above, the price for shares purchased with dividends will be equal to the average of the high and low sale prices on the trading days immediately preceding and following the dividend payment date. For shares purchased with cash payments, the price will be the average of the high and low sales prices on the trading day immediately following the 10th or 25th. The price for shares purchased from Southern will be calculated based on sale prices as reported on the NYSE Composite Transactions as published by The Wall Street Journal.
         Southern Company Services, Inc. ("SCS") administers the SIP. SCS appoints a registered broker-dealer or bank as independent agent to purchase and sell stock on behalf of the SIP.
                All SIP shares are voted in the same manner as shares of Southern common stock registered in a participant's own name. Participants can close their SIP accounts upon written request. Southern reserves the right to suspend, modify or terminate the SIP at any time.
                1.3 Employee Savings Plan. The ESP Stock will be offered to employees of Southern's subsidiaries pursuant to the Savings Plan under which such employees voluntarily may contribute, through payroll deductions, any whole percentage which is not more than 16% of their compensation (base salary or wages, including all amounts by which a Participant's compensation is reduced pursuant to his salary reduction election under The Southern Company Flexible Benefits Plan) ("Voluntary Participant Contribution"). In addition, a Savings Plan member may elect to have his taxable compensation reduced by a whole percentage which is not more than 16% of his compensation, such amount to be contributed to his account under the Savings Plan ("Elective Employer Contribution"). The maximum Voluntary Participant Contribution shall be reduced by the percent, if any, which is contributed as an Elective Employer Contribution on behalf of the Savings Plan member. The maximum Elective Employer Contributions any Participant may elect to defer under the Savings Plan in any taxable year of the Participant are subject to certain limitations under the Internal Revenue Code of 1986, as amended. Each employing company currently contributes, on behalf of each of the Savings Plan members in its employ, an amount equal to 75% of the member's Voluntary Participant Contribution, plus the Elective Employer Contribution made on his behalf, to the extent that the Voluntary Participant Contribution and the Elective Employer Contribution, when combined, do not exceed 6% of his compensation.
                Merrill Lynch Trust Company of Florida acts as Trustee for the trust which is part of the Savings Plan, and the Savings Plan is administered by the Savings Plan Committee consisting of three officers of Southern.
                Each Savings Plan member must direct that his contributions be invested in one or more of several funds, including a Southern Company Stock Fund consisting of Southern's common stock. All employer matching contributions are initially invested in the Southern Company Stock Fund.
                Investment purchases by the Trustee for the funds may be made either on the open market or by private purchase, provided that no private purchase may be made of common stock of Southern at a price greater than the last sale price or the highest current independent bid price, whichever is higher, for such stock on the New York Stock Exchange, plus an amount equal to the commission payable in a stock exchange transaction if such private purchase is not made from Southern. The Trustee may purchase common stock of Southern directly from Southern under the SIP or under any other similar plan made available to holders of record of shares of common stock of Southern, at the purchase price provided for in such plan.
                1.4 Employee Stock Ownership Plan. The exact number of shares of ESOP Stock to be issued by Southern will be determined by the aggregate amount of contributions to be invested by the trust established pursuant to the ESOP (the "ESOP Trust") and the purchase price per share of Southern's common stock determined as set forth below.
                The purpose of the ESOP, which was originally effective January 1, 1976 and was last amended and restated effective as of January 1, 1997, is to enable eligible employees of SCS and other affiliates or subsidiaries of Southern that adopt the ESOP (the "Employing Companies") to share in the future of Southern, to provide participants with an opportunity to accumulate capital for their future economic security, and to enable participants to acquire Southern common stock. All of the current Employing Companies are applicants in this proceeding.
                The ESOP permits the Employing Companies to contribute cash or common stock in an amount or under such formula as SCS shall determine in its sole and absolute discretion. Participant contributions are neither required nor permitted under the ESOP.
                It is anticipated that the contributions by the Employing Companies to the ESOP Trust generally will be made in cash. However, if a contribution consists of ESOP Stock, the number of shares contributed will be determined by the market value of the shares, as determined by SCS. The purchase price per share of ESOP Stock acquired from Southern by the ESOP Trust with cash contributions shall be the market value thereof as determined by SCS.
                Under the ESOP, the ESOP Trust is required to reinvest cash dividends paid on shares of Southern's common stock allocated to a participant's account in additional shares of common stock, unless the participant elects to have such cash dividends distributed to him currently or the Employing Company distributes cash dividends in order to qualify such distribution for a tax deduction under the 1986 Code. In reinvesting any cash dividends, the ESOP Trust may purchase common stock under the SIP (at the price provided for in such plan), on the open market or by private purchase, including purchases directly from Southern.
                1.5 Use of Proceeds. The proceeds from the sale of the Plan Stock will be used by Southern to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), all in any transactions permitted under the Act, and for other general corporate purposes. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.

                                   SIGNATURES

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  November 17, 1999                            THE SOUTHERN COMPANY



                                                     By:   /s/Tommy Chisholm
                                                         Tommy Chisholm
                                                           Secretary


                                                     ALABAMA POWER COMPANY



                                                     By    /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary


                                                     GEORGIA POWER COMPANY



                                                     By:   /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary


                                                     GULF POWER COMPANY



                                                     By:   /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary


                                                     MISSISSIPPI POWER COMPANY



                                                     By:   /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary


                                            SAVANNAH ELECTRIC AND POWER COMPANY



                                                     By:   /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary


                                         SOUTHERN COMMUNICATIONS SERVICES, INC.



                                                     By:   /s/Tommy Chisholm
                                                           Tommy Chisholm
                                                             Secretary


                                        SOUTHERN COMPANY ENERGY SOLUTIONS, INC.



                                                     By:   /s/Tommy Chisholm
                                                           Tommy Chisholm
                                                              Secretary


                                                SOUTHERN COMPANY SERVICES, INC.



                                                     By    /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary


                                                SOUTHERN ENERGY RESOURCES, INC.



                                                     By:   /s/Tommy Chisholm
                                                           Tommy Chisholm
                                                              Secretary


                                       SOUTHERN NUCLEAR OPERATING COMPANY, INC.



                                                     By:   /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary